SEALSQ Corp Announces 2023 Fiscal Year Results

Schedules Conference Call and Webcast for Friday, March 22 at 9:00am ET (2:00 pm CET)

•	Reports 29% increase in revenue and 43% higher gross profit, as compared to FY 2022.

•	Ends the year with a strong cash position of $6.9 million.

•	Continues to tap into new revenue streams through increased investments in next generation post-quantum technologies. Aims to launch these groundbreaking products by late 2025 or early 2026.

•	SEALCOIN, expected to launch in Q2 2024, is expected to be transformational in the Machine-to-Machine (M2M) economy.

•	Implementation of QUASARS project is paving the way for the Post Quantum Cryptography era.

•	Continues geographic expansion: currently in negotiations to establish three new OSAT (Open Semiconductor Assembly and Test) centers in Spain, the USA, and Saudi Arabia.

•	Driving change: while 2024 is expected to be a transitional year, it's just the beginning of a journey towards leading the next wave of semiconductor technology.

Geneva, Switzerland – March 21, 2024: SEALSQ Corp ("SEALSQ" or "Company") (NASDAQ: LAES), a leader in the development and sales of semiconductors, PKI, and post-quantum technology hardware and software products, today announced its full year results for the period ending December 31, 2023 (FY 2023).

2023: A Year of Expansive Growth and Operational Achievements

FY 2023 Financial Highlights:

-	Reported revenue of $30 million, a 29% increase as compared to FY 2022. The increase was driven by robust demand for Secure Elements, Matter-related products, and the integration of semiconductors with cutting-edge technologies including IoT security, identity protection, and cloud services.

-	Gross profit of $14.0 million in FY 2023, $4.2 million higher than the gross profit of $9.8 million in FY 2022.

-	Continued to invest in R&D for the development of post-quantum chips and next generations. A total of $3.9 million was invested in R&D during FY 2023, representing a $1.6 million increase as compared to $2.3 million invested in FY 2022.

-	Higher operating expenses related to the US expansion, development of the new generation post-quantum chip and Nasdaq listing costs resulted in an operating loss of $4.1 million for the year.

-	Ended the year with a strong cash and cash equivalents position of $6.9 million. Well-positioned to support continued investments in strategic R&D and growth initiatives.

FY 2023 Operational Excellence:

During the year, SEALSQ introduced several new products and made investments in new technologies that paved the way for continued growth. These include:

-	SEALSQ continues to drive growth in its pipeline of projects and during the year was successful with 28 new Design-Win projects and 15 new Design-In projects which are expected to lead to additional revenue streams with new products moving forward. The pipe growth is driven by both existing customers and new customers including a large number of Matter device makers who have selected SEALSQ’s Matter-certified PKI offer, EV Charger suppliers and Smart Meter companies.

-	SEALSQ continued the development of its QUASARS project. The QUASARS project is a radically innovative solution based upon the new WISeKey Secure RISC V platform that is paving the way for the Post Quantum Cryptography era, offering hybrid solutions compliant with ANSSI’s (“Agence nationale de la sécurité des systèmes d’information,” the National Cybersecurity Agency of France) recommendations. Of note, SEALSQ has received strong support from the French SCS (Secured Communicating Solutions) Cluster for its QUASARS project. The development reached a critical step in December 2023 with the delivery of an FPGA (an emulator chip). SEALSQ’s new secure microcontroller design, which is expected to be completed in Q2 2024 (currently on target to receive the first engineering samples in Q4 2024), should generate new revenue streams in the medium term. SEALSQ’s investment in post-quantum resistant technology research and development is anticipated to yield strong returns from late 2025 onwards.

-	SEALSQ introduced two new Secure Elements to the market in 2023. The VaultIC292™, a new secure element specifically designed for IoT devices and sensors, and The VaultIC408™, a new Secure Element specifically designed to enhance the security and protect user’s data in highly sensitive IoT applications like Smart Meters, Electric Vehicle Chargers, Medical Devices and Industrial IoT components.

-	SEALSQ also made significant product developments on the side of its Certificate and Key Management SaaS platform INeS™, with the WISeKey group’s Root-of-Trust accredited as a Product Attestation Authority by the Connectivity Standards Alliance defining the “Matter” smart home standard and the introduction of a Zero-Touch Provisioning Solution, an automatic and secure way to onboard devices in any IoT cloud platform that uses X.509 authentication technology.

-	SEALSQ identified and established new use cases and market opportunities for its products, in the realms of Consumer IoT and Electric Vehicle Charging.

Carlos Moreira, CEO of SEALSQ noted, “Our fiscal 2023 results demonstrated the strength of our business today and present a solid foundation for future growth. Our long-established leadership in networking, the breadth of our portfolio, the trust we’ve built with our customers and partners, and our collective commitment to innovation and to our purpose give us great confidence in our future and our ability to capture the many opportunities ahead. While we expect 2024 to be a transitional year for us, it's just the beginning of a journey towards leading the next wave of semiconductor technology. With strategic expansions and a focus on innovation, we're not just adapting to change; we're driving it.”

Looking Ahead to 2024:

Moving into 2024, SEALSQ is poised for a year of evolution, despite anticipating a temporary dip in traditional semiconductor sales. The Company’s focus on cutting-edge post-quantum semiconductor technology, strategic expansions, and tapping into new revenue streams underscores its commitment to being at the forefront of the next wave of semiconductor technology.

As the tech world pivots towards advanced semiconductor technologies, SEALSQ is actively addressing its future strategy with the introduction of cutting-edge post-quantum semiconductor technology. The timeline to launch these groundbreaking products aims for late 2025 or early 2026.

Despite the expected slowdown, SEALSQ is not standing still. The Company is tapping into new revenue streams that aim not only to bridge the gap but also to fuel future growth. These include developing products that support emerging standards in cyber security and Matter certification, as well as recent wins in OSAT (Open Semiconductor Assembly and Test) for SEALSQ chips. SEALSQ believes that these advancements in semiconductor technology, combined with a focus on post-quantum cryptography have the potential to have a large impact upon the industry.

SEALSQ is also expanding its global footprint. The Company is in negotiations to establish three new OSAT (Open Semiconductor Assembly and Test) centers in Spain, the USA, and Saudi Arabia, in addition to its existing facility in France, aimed at mitigating global semiconductor manufacturing dependencies and enhancing supply chain resilience. This expansion is anticipated not only to boost revenue but open up new markets for SEALSQ products.

The global push for more resilient supply chains, supported by incentives from governments such as the EU's Chips Act, aligns with SEALSQ’s strategic initiatives, promising a robust framework for continued growth and innovation. The EU's Chips Act, with a 45 billion euro budget, seeks to strengthen supply chain resilience and safeguard strategic autonomy. SEALSQ is in active negotiation with governing bodies as it explores opportunities to benefit from these funds and believes that the OSAT centers fall within the framework of these Acts.

SEALSQ recently announced the introduction of SEALCOIN, which it believes will positively change the Machine-to-Machine (M2M) economy, facilitating seamless data and currency exchanges among IoT devices, thereby expanding the ecosystem of IoT-enabled transactions and services. SEALCOIN, an exciting development in the realm of Tokenization, is currently in its pre-registration stage and expected to be available by the end of Q2 2024.

SEALCOIN has garnered considerable interest in the semiconductor and IoT sectors since the announcement of its forthcoming deployment as an ideal mechanism to facilitate a Machine-to-Machine (M2M) economy, enable seamless data, certificates, and transaction exchanges among billions of Internet-connected devices. The official launch of SEALCOIN will represent a critical juncture in the evolution of M2M transactions, which is expected to revolutionize the digital transaction landscape within the IoT domain.

SEALSQ has engaged into a consortium—Smart Container Consortium—gathering various players within the logistic industry and aiming at transforming this industry through innovative technology. Members of the consortium include Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ, WISeSAT.Space, and Caspian Container Company.

The consortium aims to deploy IoT-enabled devices and sensors in containers for real-time, global tracking via the WISeSat Satellite constellation. The solution will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures. This initiative will create a seamless, secure platform with hybrid IoT communications and is expected to generate revenues in 2024.

Conference Call

The company will host a conference call to review its results on Friday, March 22, at 9:00 am ET (2:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755

•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of the company’s website, https://www.sealsq.com/investors/events.

The archived call will also be available on the Investors section of the company's website, https://www.sealsq.com/investors/events.

Filing of 2023 Annual Report on Form 20-F

SEALSQ filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2023, with the U.S. Securities and Exchange Commission on March 21, 2024. The Form 20-F can be accessed by visiting the Company’s website at www.sealsq.com.

In addition, the Company's stockholders may receive a hard copy of the Form 20-F, which includes complete audited financial statements, free of charge by contacting its Investor Relations Representative at lcati@equityny.com or +1 212 836-9611.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000, except earnings per share	2023	2022	2021

Net sales	30,058	23,198	16,995
Cost of sales	(15,589)	(13,267)	(9,547)
Depreciation of production assets	(420)	(132)	(301)
Gross profit	14,049	9,799	7,147

Other operating income	48	2,007	91
Research & development expenses	(3,946)	(2,308)	(3,050)
Selling & marketing expenses	(5,648)	(3,824)	(4,245)
General & administrative expenses	(8,644)	(3,091)	(4,984)
Total operating expenses	(18,190)	(7,216)	(12,188)
Operating (loss) / income	(4,141)	2,583	(5,041)

Non-operating income	2,442	935	483
Interest and amortization of debt discount	(689)	(355)	(167)
Non-operating expenses	(655)	(638)	(96)
(Loss) / income before income tax expense	(3,043)	2,525	(4,821)

Income tax (expense) / income	(225)	3,245	(6)
Net (loss) / income	(3,268)	5,770	(4,827)

Earnings per ordinary share (USD)
Basic	(0.21)	0.41	(0.34)
Diluted	(0.21)	0.41	(0.34)

Earnings per F share (USD)
Basic	(1.07)	2.04	(1.71)
Diluted	(1.07)	2.04	(1.71)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(2)	(15)	(8)
Defined benefit pension plans:
Net gain / (loss) arising during period	11	170	142
Other comprehensive income / (loss)	9	155	134
Comprehensive (loss) / income	(3,259)	5,925	(4,693)

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000, except par value	2023	2022
ASSETS
Current assets
Cash and cash equivalents	6,895	4,057
Accounts receivable, net of allowance for doubtful accounts	5,053	2,219
Inventories	5,231	7,510
Prepaid expenses	605	394
Government assistance	1,718	692
Other current assets	765	1,252
Total current assets	20,267	16,124

Noncurrent assets
Deferred income tax assets	3,077	3,296
Property, plant and equipment, net of accumulated depreciation	3,230	782
Intangible assets, net of accumulated amortization	-	1
Operating lease right-of-use assets	1,278	1,379
Other noncurrent assets	83	77
Total noncurrent assets	7,668	5,535
TOTAL ASSETS	27,935	21,659

LIABILITIES
Current Liabilities
Accounts payable	6,963	6,735
Indebtedness to related parties, current	1,278	3,374
Current portion of obligations under operating lease liabilities	336	324
Income tax payable	2	47
Other current liabilities	138	148
Total current liabilities	8,717	10,628

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,654	1,489
Convertible note payable, noncurrent	1,519	-
Indebtedness to related parties, noncurrent	9,695	7,946
Operating lease liabilities, noncurrent	893	988
Employee benefit plan obligation	426	396
Total noncurrent liabilities	14,187	10,819
TOTAL LIABILITIES	22,904	21,447

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Ordinary shares	154	75
Par value - USD 0.01
Authorized - 200,000,000 and 200,000,000
Issued and outstanding - 15,446,807 and 7,501,400
Common stock - F shares	75	75
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,700 and 1,499,700
Additional paid-in capital	24,730	16,731
Accumulated other comprehensive income / (loss)	784	775
Accumulated deficit	(20,712)	(17,444)
Total shareholders' equity	5,031	212
TOTAL LIABILITIES AND EQUITY	27,935	21,659

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to implement its growth strategies; SEALSQ’s ability to generate revenue from emerging new semiconductors; the ability of the Design-Win and Design-In projects to generate additional revenue streams with new products; the success of SEALSQ’s investment in post-quantum resistant technology research and development; the successful introduction of SEALSQ’s post-quantum semiconductor technology; SEALSQ’s ability to generate revenue from Matter certification and the new cyber trust mark standards; SEALSQ’s ability to generate revenue from its investment in post-quantum resistant technology and research; the successful establishment of new OSAT centers;; the success of SEALCOIN; the timeline for SEALSQ’s new secure microcontroller design; the ability of SEALSQ to benefit from the EU's Chips Act; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com